SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOMINION RESOURCES, INC.

(Name of Subject Company (Issuer))

DOMINION RESOURCES, INC.

(Names of Filing Persons (Issuer and Offeror)

Common Stock, Without Par Value

(Title of Class of Securities)

25746U 10 9

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James F. Stutts	Jane Whitt Sellers
Mark O. Webb	McGuireWoods LLP
Dominion Resources, Inc.	One James Center
120 Tredegar Street	Richmond, Virginia 23219-4030
Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$	$

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to the announcement by Dominion Resources, Inc., a Virginia corporation (“we”, “us” or the “Registrant”), in its press release of its intention to initiate a modified “Dutch Auction” self-tender for approximately 55 million shares of Common Stock. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The press release was for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of our Common Stock. The solicitation of offers to buy our Common Stock will only be made pursuant to the Offer to Purchase and related materials that we will send to our stockholders. Our stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by us as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, when available, without charge, from our Information Agent to be named in the Offer to Purchase.

ITEM 12.	EXHIBITS.

(a)(5)(i) Press release dated June 28, 2007, discussing tender offer, among other matters.